811-06463
Branch 18
(AIM Int'l Fund)



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




SEC MAIL PROCESSING
RECEIVED
JAN 2 8 2005
WASH. D.C.
202
SECTION

January 24, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Plaintiffs' Initial Disclosure Pursuant to Fed. R. CIV. P. 26(a)(1)** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
FEB 2 4 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Kondracki v AIM\Corr\L-012405SEC.doc
012405 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI,	)	No.: 04-CV-3179
Plaintiff,	)	Assigned: Hon. Kenneth M. Hoyt
v.	)	
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFFS' INITIAL DISCLOSURE PURSUANT TO FED. R. CIV. P. 26(a)(1)

Plaintiff Ronald Kondracki ("Plaintiff") hereby discloses the following pursuant to Fed. R. Civ. P. 26(a)(1):

A. INDIVIDUALS OR ORGANIZATIONS LIKELY TO HAVE DISCOVERABLE INFORMATION RELEVANT TO DISPUTED FACTS ALLEGED IN THE PLEADINGS:

RONALD KONDRACKI
3005 Chadwick Drive
Florissant, MO 63033

Mr. Kondracki, a plaintiff in this action, is a shareholder of the AIM Asia Pacific Growth Fund, the AIM International Growth Fund and the AIM Mid Cap Core Equity Fund. He has information regarding his status as a shareholder of these funds.

ROBERT H. GRAHAM
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Graham is a Trustee, Chairman and President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

MARK H. WILLIAMSON
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Williamson is a Trustee and Executive Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM Investment Securities Funds, AIM International Mutual Funds and AIM Equity Funds. He is also the Director, Chairman and President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

BOB R. BAKER
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Baker is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

FRANK S. BAYLEY
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Bayley is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JAMES T. BUNCH
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Bunch is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

BRUCE L. CROCKETT
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Crockett is a Trustee of AIM Special Opportunities Funds, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Growth Series. He is believed to have knowledge of the affairs, actions and operations of said entities.

ALBERT R. DOWDEN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dowden is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDWARD K. DUNN, JR.
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dunn is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JACK M. FIELDS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Fields is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

CARL FRISCHLING
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Frischling is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

GERALD J. LEWIS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Lewis is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

PREMA MATHAI-DAVIS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Mathai-Davis is a Trustee of AIM Special Opportunities Funds, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Growth Series. She is believed to have knowledge of the affairs, actions and operations of said entity.

RUTH QUIGLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Quigley is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. She is believed to have knowledge of the affairs, actions and operations of said entities.

LOUIS S. SKLAR
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sklar is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

LARRY SOLL
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Soll is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

KEVIN M. CAROME
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Carome is a Senior Vice President and Chief Legal officer of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM

Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

STUART W. COCO
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Coco is a Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

ROBERT G. ALLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Alley is a Vice President of Aim International Mutual Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

SIDNEY M. DILGREN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dilgren is a Vice President and Treasurer of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President and Fund Treasurer of AIM Advisors, Inc. and a Vice President of AIM Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDGAR M. LARSEN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Larsen is a Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

LEWIS F. PENNOCK
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Pennock is Trustee of AIM Equity Funds, AIM International Mutual Funds, AIM International Mutual Funds and AIM Growth Series. He is believed to have knowledge of the affairs, actions and operations of said entities.

MELVILLE B. COX
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Cox is a Vice President of AIM Equity Funds and AIM International Mutual Funds. He is also a Vice President and Chief Compliance Officer of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

KAREN DUNN KELLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Kelley is a Vice President of AIM Equity Funds and AIM Investment Securities Funds. She is also a Vice President of AIM Advisors, Inc. She is believed to have knowledge of the affairs, actions and operations of said entities.

RONALD S. SLOAN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sloan is a Senior Portfolio Manager of the AIM Charter Fund and the AIM Mid Cap Core Equity Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

BARRETT K. SIDES
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sides is a Senior Portfolio Manager of the AIM Global Aggressive Growth Fund, the AIM Asia Pacific Growth Fund, the AIM International Growth Fund, and the AIM Global Growth Fund. He is believed to have knowledge of the affairs, actions and operations of said funds.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(A).

B. DOCUMENTS, DATA COMPILATIONS AND TANGIBLE THINGS THAT THE PLAINTIFFS MIGHT USE TO SUPPORT THEIR CLAIMS:

1. Prospectuses and other materials produced by Defendants and made available to the public and/or shareholders of the funds advised, managed, distributed, and or underwritten by Defendants.

2. Reports, statements, and other documents filed with the Securities Exchange Commission and available online through Edgar Online, Inc., 50 Washington St., 9th Floor, Norwalk, CT 06854.

3. Documents containing data and information available from Lipper, Inc. (877) 955–4773.

4. Documents containing data and information available from Morningstar, Inc., 225 W. Wacker Drive, Chicago, IL 60606.

5. Documents containing data and information available through websites maintained by or affiliated with Defendants.

6. All materials referenced in Plaintiffs' First Amended Complaint.

7. Plaintiffs' AIM shareholder account statements.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(B).

C. COMPUTATION OF CATEGORIES OF DAMAGES:

1. Plaintiffs seek as damages for Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case. The data necessary for the computations of these damages is in the custody, possession, or control of Defendants.

2. Plaintiffs seek as damages interest on all monies recovered, disbursements, costs and attorneys' fees associated with their claims against Defendants. The data necessary for the computation of the damages is not yet available.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(C).

D. INSURANCE POLICIES:

For inspection and copying as under Rule 34 any insurance agreement under which any person carrying on an insurance business may be liable to satisfy part or all of a judgment which may be entered in the action or to indemnify or reimburse for payments made to satisfy the judgment:

Plaintiffs do not have custody, possession, or control of any such agreements.

Dated: January 18, 2005

Respectfully submitted:

KELLER ROHRBACK L.L.P.

By: 

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Justin Campbell, Esq.
Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 29402
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI, Plaintiff,	)	No: 4:04-cv-03179
v.	)	Judge Kenneth M. Hoyt
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	

CERTIFICATE OF SERVICE

I hereby certify that on January 18, 2005, true and correct copies of the following documents were served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

- Plaintiffs' Initial Disclosure Pursuant to Fed. R. Civ. P. 26(a)(1)
- Certificate of Service

VIA E-Mail and VIA U.S. Mail

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
Martin I Kaminsky
Mkaminsky@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St.,
Suite 1900
New York, NY 10036

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730

Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

VIA U.S. Mail :

Davis E Glenn
Lisa M Wood
Frank N Gundlach
Armstrong Teasdale
211 N Broadway
Ste 2600
St Louis, MO 63102-2740

Counsel for Defendant AIM Advisors Inc & AIM Distributors Inc

Dated this 18th day of January, 2005.

KELLER ROHRBACK L.L.P.

By: 

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
State Bar No. 09120700

Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103